Exhibit (a)(5)(ii)

IN THE CIRCUIT COURT OF THE 13TH JUDICIAL DISTRICT, IN AND FOR HILLSBOROUGH COUNTY, FLORIDA

Balanced Beta Fund, on Behalf of Itself and All Others	)
Similarly Situated,	)	No. 09025646
)
Plaintiff,	)	Jury Trial Demand Division L
)
vs.	)
)
Morten Arntzen, Myles R. Itkin, Henry P. Flinter, Robert E.	)
Johnston, Kathleen C. Haines, James G.	)
Dolphin, Steven T. Benz, OSG America LLC,	)
OSG America, L.P. and Overseas Shipholding	)
Group, Inc.	)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles, as follows:

NATURE OF THE ACTION

1.                                       This is a unitholder class action (the “Action”) on behalf of Plaintiff and the other public holders of OSG America, L.P. (“OSG America” or the “Partnership”) common units and against the directors of OSG America’s General Partner, OSG America LLC (“OSG LLC”) as well as USG America’s controlling unitholder. Overseas Shipholding Group, Inc. (“OSG”). The Action challenges Defendants’ actions in causing the Partnership to be taken private pursuant to a tender offer by OSG at an inadequate consideration and pursuant to an inadequate process (the

“Tender Offer”). Plaintiff alleges that in conjunction with the Tender Offer, OSG LLC and its directors breached and are continuing to breach their common law and contractual fiduciary duties of care, good faith and loyalty. Plaintiff also alleges that OSG has aided and abetted some of those breaches of fiduciary duties.

JURISDICTION

2.                                       This Court has jurisdiction over this action because OSG America is a publicly traded partnership headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Florida. Additionally, the Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

3.                                       Venue is proper in this Court pursuant to Rules 47.011 and 47.051 of the Florida Civil Practice and Procedure since OSG America’s principal place of business is located in this county, and the Defendants’ wrongful acts were principally performed in or directed at this county.

4.                                       This action challenges the internal affairs or governance of OSG America and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

5.                                       Plaintiff 13alanced Beta Fund is the owner of OSG America common units and has been the owner of such common units since at least January 2009.

6.                                       Defendant OSG America is a publicly traded partnership, formed under the laws of Delaware, which maintains its principal executive offices at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, FL 33602. OSG America provides United States Flag transportation services for refined petroleum products. OSG America is a publicly’ traded partnership listed on the New York Stock Exchange under the symbol (OSP).

7.                                       Defendant OSG LLC, formed under the laws of Delaware, is a wholly owned subsidiary of OSG, and is the General Partner of OSG America, with a 2% general partner interest in the Partnership. The directors and officers of OSG LLC manage the Partnership’s operations and activities. The directors of OSG LLC are elected by OSG. This Court has jurisdiction over OSG LLC because OSG LLC is headquartered in Florida and many of OSG LLC’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

8.                                       Defendant Morten Arntzen (“Arntzen”) has served as Chairman of the Board of OSG LLC since its inception in 2007. Arntzen has also served as the President and Chief Executive Officer of OSG since 2004. Arntzen also serves as a member of the Board of Trustees of the Seamen’s Church Institute which receives unrestricted financial support of $100,000.00 or more from OSG. This Court has jurisdiction over Arntzen because OSG America and OSG LLC are headquartered in Florida and many of Arntzen’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

9.                                       Defendant Myles R. Itkin (“Itkin”) has served as a member of the Board of OSG LLC since its inception in 2007. Itkin became President and Chief Executive Officer of OSG LLC in January 2009 following the resignation of OSG LLC’s then President and CEO. In addition, Itkin has been Chief Financial Officer and Treasurer of OSG since 1995, and an Executive Vice President of OSG since 2006. This Court has jurisdiction over Itkin because OSG America and OSG LLC are headquartered in Florida and many of Itkin’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

10.                                 Defendant Henry P. Minter (“Minter”) has served as a member of the Board and as Chief Financial Officer of OSG LLC since January 2009. Flinter joined OSG as Assistant Vice President of Accounting in 2002 and was promoted to Vice President of Accounting in 2005. From November 2005 until January 2009, Flinter served as a Vice President of Corporate Finance of OSG Ship Management, Inc., with oversight of treasury, corporate finance and capital market transactions. This Court has jurisdiction over Flinter because OSG America and OSG LLC are headquartered in Florida and many of Flinter’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

11.                                 Defendant Robert E. Johnston (“Johnston”) has served as a member of the Board of OSG LLC since its inception in May 2007. Johnston joined OSG in 1969 and has held numerous positions within OSG since that time, including service as Chief Commercial Officer and Vice President of United States Operations, and was promoted to Senior Vice President at OSG in 1998. Johnston was appointed Head of OSG’s U.S. Flag Strategic Business Unit in January 2009. This Court has jurisdiction over Johnston because OSG America and OSG LLC are headquartered in Florida and many of Johnston’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

12.                                 Defendant Kathleen C. Haines (“Haines”) has served as a member of the Board of OSG LLC since 2007. Haines was elected to the board of OSG 1,LC by OSG. Haines chairs the audit committee of the Board and serves on its conflicts committee and its corporate governance committees. This Court has jurisdiction over Haines because OSG America and OSG LLC are headquartered in Florida and many of Haines’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

13.                                 Defendant James G. Dolphin (“Dolphin”) has served as a member of the Board of OSG LLC since 2007. Dolphin was elected to the board of OSG LLC by OSG. Dolphin chairs the Partnership’s conflicts committee and serves on its corporate governance committee and audit committee. Dolphin also serves as a member of the Board of Trustees of the Seamen’s Church Institute which receives unrestricted financial support of $100,000.00 or more from OSG. This Court has jurisdiction over Dolphin because OSG America and OSG LLC are headquartered in Florida and many of Dolphin’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

14.                                 Defendant Steven T. Benz (“Benz”) has served as a member of the Board of OSG LLC since 2007. Benz was elected to the board of OSG LLC by OSG. Benz chairs the Partnership’s corporate governance committee and serves on its conflicts committee and audit committee. This Court has jurisdiction over Benz because OSG America and OSG LLC are headquartered in Florida and many of Benz’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

15.                                 Defendant Overseas Shipholding Group, Inc. (“OSG”), formed under the laws of Delaware, maintains its principal executive offices at 666 Third Avenue, New York, New York 10017. OSG provides energy transportation services for crude oil, petroleum products and gas in the United States and International Flag markets. OSG is a Dow Jones Transportation Index Partnership and is traded on the NYSE under the symbol “OSO.” This Court has jurisdiction over OSG because many of OSG’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Florida.

16.                                 The Defendants identified in paragraphs 8 through 14 collectively constitute the entirety of the board of USG LLC. These seven individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”

17.                                 Each defendant herein is sued individually. The Individual Defendants are also sued in their capacity as directors of OSG LLC. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18.                                 Under applicable Delaware statutory and common law, the general partner and the directors of a general partner of a publicly held Delaware partnership such as OSG America have fiduciary duties of care, good faith and loyalty, and are liable to unitholders for breaches thereof. (Delaware law applies to the conduct of the defendants because OSG America, OSG LLC, and OSG are all Delaware business entities). Each Individual Defendant owed and owes OSG America and its unitholders fiduciary obligations and were and are required to: (a) act in the best interests of OSG America, its unitholders and other constituencies, instead of in their own personal best interests; (b) use their ability to control and manage OSG America in a fair, just and equitable manner; (c) refrain from abusing their positions of control; and (d) not favor their own interests at the expense of OSG America and its public unitholders. Further, where it appears that a director has obtained personal benefits from dealing with a Partnership, and the transaction is drawn into question as between him and the unitholders of the Partnership, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

19.                                 As alleged in detail below, the Defendants are breaching their fiduciary duties to OSG America’s public unitholders by acting to cause or facilitate the acquisition of OSG America by OSG. The sale of OSG America to OSG is not in the best interests of Plaintiff and OSG America’s other unitholders.

20.                                 Because the Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Tender Offer, the burden of proving the inherent or entire fairness of the Tender Offer, including the process by which it was reached and the fairness of each of its terms is borne by them as a matter of law.

CLASS REPRESENTATION ALLEGATIONS

21.                                 Plaintiff brings this action as a class action pursuant to Rule 1.220 (b) (1), (2) and (3) of the Florida Rules of Civil Procedure on behalf of all public holders of OSG America common Partnership units as of July 29, 2009 and their successors in interest (the “Class”). Excluded from the Class are Defendants, OSG America’s and OSG’s directors and executive officers, members of the immediate families of the Defendants, and the heirs and assigns of the above.

22.                                 Plaintiff’s claims raises questions of law or fact common to the questions of law or fact raised by the claim of each member of the Class. The predominant questions of law and fact include, among others, whether:

(i)                                     the Individual Defendants, as officers and/or directors of the Partnership, are violating their fiduciary duties to plaintiff and the other members of the Class, and

(ii)                                  Plaintiff and the other members of the Class are entitled to damages, and if so, the measure of those damages.

23.                                 The questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action,

24.                                 The claims of Plaintiff are typical of the claims of the other members of the Class in that it and all members of the Class will suffer the same damage from Defendants’ actions.

25.                                 The Class is so numerous that joinder of all members is impracticable. Members of the Class are scattered throughout the United States and thus it would be impracticable to bring them all before this Court. As of August 6, 2009, OSG America had approximately 15 million common units outstanding.

26.                                 Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is a public holder of OSO America’s units who is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

27.                                 A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Further, the prosecution of separate claims or defenses by individual members of the Class would create the risk of inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications concerning individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members of the Class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

28.                                 The parties opposing the class have acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.

SUBSTANTIVE ALLEGATIONS

A.                                    OSG Controls OSG American And Its Directors

29.                                 OSG America is a Delaware Limited Partnership formed on May 14, 2007 by OSG to acquire from OSG a fleet of 18 vessels and to accept the assignment from OSG of the bareboat charter-in agreements for six product carriers being constructed by Aker Philadelphia Shipyard, Inc, OSG America’s sole general partner is OSG LLC (the “General Partner”), a wholly owned subsidiary of OSG, which along with its affiliates holds approximately 77,1% of the outstanding equity of OSG America.

30.                                 OSG America is managed and operated by the directors and officers of OSG LLC, who as alleged in greater detail below are not elected by the Partnership’s unitholders. Rather, the members of board of directors of OSG LLC are chosen by OSG. Further, because OSG America is a limited partnership, the listing standards of the New York Stock Exchange do not require that the Partnership’s general partner have a majority of independent directors or a nominating/corporate governance or compensation committee.

31.                                 OSG exercises significant control over OSG America and its business. In this regard, the Partnership’s annual report on Form 10-K, dated March 12, 2008 (the “2008 l OK”) states as follows with regard to the voting rights of the Partnership’s unitholders:

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which the common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or any other continuing basis. The board of directors of our general partner, including the independent directors, is chosen by OSG. Furthermore, if unitholders are dissatisfied with the performance of our general partner, their ability to remove our general partner is limited. As a result of these limitations in the rights of our unitholders, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

32.                                 In addition the Partnership agreement governing the relationship between OSG America and OSG further enhances the control that OSG has over OSG America by providing, inter olio, for the following:

•                  Provides that the control of the Partnership’s general partner may be transferred to a third party without unitholders’ consent.

•                  Provides that the Partnership may issue additional equity securities without unitholders’ approval, which would dilute the ownership interests.

•                  Provides that OSG may sell units in the public or private markets, which may have adverse effects on the price of the Partnership’s common units.

•                  Provides that the Partnership’s general partner has a limited call right that may require the Partnership’s unitholders to sell their common units at an undesirable time or price and is not required to obtain a fairness opinion in connection with the exercise of its call Tight if at any time the Partnership’s general partner and its affiliates own more than 80% of the Partnership’s common units.

B.                                    OSG America Has No Independent Directors

33.                                 OSG America has no independent directors. As alleged supra, the board of directors of its General Partner, OSG LLC, including the members of the so-called independent to conflicts committee, defendants Haines, Dolphin and Benz (the “Special Committee”), were all appointed to the Board by OSG. Further, as an August 28, 2008 article in The New Yorker noted “[since] directors have generally been appointed by the [insiders] and have spent a good deal of’ time working with [them]; they’re hardly likely to drive a hard bargain.” The article further noted as follows:

Also, executives, before [taking a Partnership private], use accounting gimmicks to make their Partnership’s performance look worse than it really is. In a study of more than sixty companies that went private, Sharon Katz, of the Harvard Business School, found that, in the two years preceding a management buyout, companies recorded lower than expected accounts receivable, which drove profits down. Similarly, a study by two accounting professors found that executives pursuing M.13.O.s tended to accelerate the recognition of expenses and delay the recognition of revenue, making their companies look less profitable than they were. Management buyouts have a reputation for dramatically improving companies’ performance. But these studies suggest that part of the reason is that executives were making them look bad while they were public.

34.                                 Further, OSG contributes unrestricted financial support of $100,000.00 or more per year to the Seamen’s Church Institute, where defendants lames Dophin and Arntzen serve as trustees.

C.                                    Prior To the Recent “Great Recession” The Partnership’s Stock Price Regularly Traded At Prices In the Double Digits

35.                                 OSG America completed its initial public offering on November 15, 2007 at a price of $19.00 per unit. As demonstrated in the graph below, which sets forth the trading price of OSG America’s units following its IPO, the Partnership’s units regularly traded in the double digit range. However, the economic turmoil facing the world’s economy caused the Partnership’s unit price to plummet to trading at less than $3.00 per share in the fourth quarter of 2008.

GRAPHIC

D.                                    Recognizing The Low Trading Price Of OSG America’s Units, OSG Determined To Take OSG America Private “On-The-Cheap”

36.                                 Recognizing the low price at which OSG America’s units were being traded and desiring to take the Partnership private “on-the-cheap”, on July 29, 2009, OSG announced that it intended to initiate a tender offer for all of the outstanding publicly held common units of OSG

America for $8.00 per unit in cash (the “Tender Offer”). The Tender Offer is conditioned upon, among other things, more than 4,003,166 common units being tendered such that OSG would thereupon own at least 80% of the outstanding common units of OSG America. Following the completion of the Tender Offer, OSG expects to acquire any remaining units not tendered through the exercise of a repurchase right contained in OSG America’s Partnership agreement. Thereafter, on September 24, 2009, OSG announced that it had increased the price per unit that it will offer to pay for all of the outstanding publicly held common units of OSG America to $10.25 per unit in cash (the “September Press Release”). However, the $10.25 per share price is still a significant discount to the $19.00 per unit price of the Partnership’s IPO.

37.                                 According to the September Press Release, OSG expects to commence the Tender Offer in October, 2009. The September Press Release also indicates that the Special Committee has informed OSG that it expects to file with the SEC a Schedule 14D-9 to advise unitholders of its determination with respect to the tender offer price of $10.25 upon commencement of the tender offer, or shortly thereafter. However, upon information and belief, the Special Committee has already determined to recommend that shareholders tender their shares pursuant to the Tender Offer, notwithstanding the inadequate price offered pursuant thereto. Nor has the Special Committee explored strategic alternatives to the Tender Offer.

COUNT I

BREACH OF FIDUCIARY DUTIES OF CARE, GOOD FAITH AND LOYALTY

(Against OSG LLC, the Individual Defendants and OSG)

38.                                 Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

39.                                 Defendants have violated the fiduciary duties they owe under Delaware law to the unitholders of OSG America. Defendants’ failure to explore alternatives to the Tender Offer demonstrates a clear absence of the exercise of due care, good faith and loyalty to OSG

America’s public unitholders. This is not surprising since, as alleged above, there are no independent members of the Board of OSG LLC. Indeed, four of the seven board members are employed by OSG. Further, the remaining three members were selected by OSG to become members of the Board of OSG LLC and have further conflicting ties to OSG as alleged above,

40.                                 The consideration of $10.25 per unit to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the Partnership’s stock is materially in excess of the $10.25 per unit that OSG is paying pursuant to the Tender Offer, giving due consideration to the Partnership’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the $10.25 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by OSG to “cap” the market price of the Partnership and obtain its assets and businesses at the lowest possible price.

41.                                 The Tender Offer is an attempt by OSG to aggrandize itself at the expense of the Partnership’s public unitholders. The Tender Offer will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Partnership and its valuable assets, while permitting OSG to benefit wrongfully from the transaction.

42.                                 Given OSG’s ownership of’ a majority of OSG America’s units and its representation on the Board of Directors of OSG LLC, it is able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the public unitholders of OSG America in a transaction which benefits OSG at the expense of the public unitholders of OSG America.

43.                                 Because of OSG’s controlling ownership of OSG America’s outstanding units and its control over OSG America and the directors and management of OSG LLC, no third party, as a practical matter, can attempt any competing bid for OSG America as the success of any such bid would require the consent and cooperation of OSG.

44.                                 By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

a.                                       declaring that this action is properly maintainable as a class action, and that plaintiff is a proper class representative;

b.                                      declaring that Defendants have breached their contractual and/or fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

c.                                       awarding Plaintiff and the Class compensatory and/or rescissory damages, as well as pre and post-trial interest, as allowed by law;

d.                                      awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and other costs; and

e.                                       granting such other and further relief as the Court may deem just and proper.

Date: October 6, 2009	VIANALE & VIANALE LLP

By
Kenneth Vianale (Fla. Bar No. 169668)
Julie Prag Vianale (Fla. Bar No. 184977)
2499 Glades Road, Suite 112
Boca Raton, Florida 33431
Telephone: (561)392-4750
Facsimile: (561) 392-4775

Counsel for Plaintiff

THE BRUALDI LAW FIRM, P.C.

29 Broadway, 24th Floor

New York, NY 10006

Of Counsel